VANC Pharmaceuticals Inc.

Management’s Discussion & Analysis

For the three months ended

March 31, 2017

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at May 8, 2017

This Management Discussion and Analysis (“MD&A”) of VANC Pharmaceuticals Inc. (“VANC”, the “Company”, “we”, “us” or “our”) for the three months ended March 31, 2017 and is as on May 9, 2017. This MD&A should be read in conjunction with the un-audited financial statements of the Company for the three months ended March 31, 2017 and the related notes thereto.

Our financial statements are prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about VANC Pharmaceuticals Inc. can be found on the SEDAR website (www.sedar.com) and on the Company’s website (www.vancpharm.com).

Forward Looking Statements

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only VANC’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company’s financial results for the three months ended March 31, 2017 and for the fiscal year ended December 31, 2016 in VANC’s annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, VANC does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

OVERVIEW

OVERVIEW

Management’s vision is to establish VANC as an innovative over-the-counter (“OTC”) products and generic pharmaceutical healthcare company in Canada. Our primary mandate is to provide Pharmacists and their patients with high quality, yet affordable, OTC healthcare products and generic pharmaceuticals.  In addition, the Company is focused on providing new innovative tools for Pharmacists and patients to manage chronic health conditions.

The Company continued to maintain all the provincial formulary approvals and renewals for all products in major provinces across Canada in the first quarter of 2017. The Company’s sales and marketing activities have continued in British Columbia, Alberta, and Ontario. We commenced our operations in Quebec in the middle of October 2016. The Company is planning the expansion of sales and marketing in the Atlantic Provinces in Q3 2017. VANC OTC products division is primarily engaged in the marketing and sales of novel and proprietary OTC healthcare products shown to deliver consistent and reliable results in the prevention of

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at May 8, 2017

various ailments and conditions.

VANC sources its products at Health Canada authorized GMP-manufacturing sites globally. These Heath Canada recognized sites can manufacture a wide range of generic pharmaceuticals and OTC healthcare products, under the VANC label. VANC owns the trademark right of its product labels.

In June 2016 VANC Pharmaceuticals Inc. entered a definitive agreement for filing two abbreviated new drug submissions (ANDS) with exclusive marketing rights to Canada from an unnamed manufacturer. The manufacturing company is vertically integrated and manufactures these and other products from active pharmaceutical ingredient (API) to finished dosage forms. The manufacturer has USFDA and EU approved manufacturing facilities. One of these molecules ranks among the top 3 molecules in Canadian generics market in 2015, with the market size of approximately $150 million (source: IMS Health, 2015); the other product will become off patent in 2017. The product development and regulatory work has commenced.

OTC Products Portfolio

Our portfolio of OTC products is Hema-fer™ (Natural iron supplement for iron deficiency and anemia), and Cortivera (hydrocortisone cream/ointment in combination with Aloe Vera), Cortivera-H (hydrocortisone cream) and Sennace (natural laxative for temporary relief of constipation).

HEMA-FER™

Hema-Fer™ (NPN: 80065873), a natural iron supplement, manufactured in Canada, contains 12 mg of naturally derived heme iron polypeptide supplement recommended for the prevention of anemia and iron deficiencies. Hema-Fer™ contains the highest strength of heme iron available in Canada. Hema-Fer™ provides a high absorption rate with minimal gastro intestinal side effects.

Hb Plus

The Company received Health Canada approval for Van-Fer tablets (NPN: 80070021) and capsules (NPN: 80070125). The company changed the name of this product to Hb-Plus and it contains 300 mg of Ferrous Fumarate, an iron supplement indicated for the prevention of anemia and iron deficiencies. Health Canada has asked us to revise the regulatory classification of the product and thus the new process has been initiated. The old NPNs were withdrawn. Addition of Hb-plus to our OTC product list is part of the company’s focus to develop a repertoire of iron supplement portfolio. The Company is expecting the revised approval by Q3 of 2017.

The iron supplements market in Canada is estimated to be around $75 million per annum, based on IMS Health 2015 data. The iron supplements with provincial health care coverage constitutes approximately $20 million. Ferrous Fumarate is the largest molecule of this segment with market sales of about $12 million.

CORTIVERA™, CORTIVERA PLUS™

Cortivera™ and Cortivera Plus™ (Natural Product Number (NPN): 80037898) are indicated for a wide range of minor skin irritations, allergic reactions and eczema. Both products are formulated with aloe vera and Cortivera™ contains 0.5% hydrocortisone and Cortivera Plus™ contains 1% hydrocortisone. Both are available in cream and ointment form to meet the specific needs of patients. The combination of aloe vera and hydrocortisone offers therapeutic benefits for skin irritations such as minor burns, allergic itch, insect bite itch, sun burn itch, eczema in addition to acting as an anti-inflammatory. The products are made in Canada.

The hydrocortisone topical cream & ointment market in Canada is estimated to be around $14 million per year, based on IMS Health data.

CORTIVERA™-H

Health Canada has approved Cortivera™-H (NPN: 80066699), another premium topical product from VANC for minor skin irritations. Cortivera™-H has been approved for pharma care reimbursement program in the BC and QC formularies, and is in the process of getting listed in other provincial formularies. Cortivera™-H, a made in Canada product, contains 1% hydrocortisone cream for the treatment of minor skin irritations associated with redness, itching, dryness and scaling; rashes, eczema, insect bites, poison ivy, poison oak, poison sumac,

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at May 8, 2017

contact Seborrheic dermatitis, psoriasis, external genital feminine itching and anal itching due to hemorrhoids.

The hydrocortisone compounding topical cream market in Canada is estimated to be around $4 million per year, based on IMS Health data.

SENNACE™

The Company added a new senna laxative product SennaceTM which contains 8.6 mg of sennosides. Company has commenced sales of Sennace from December 2016. This product has received approval for listing in BC and Quebec formulary and is in the process of listing at the other provincial formularies.

The sennosides laxative market in Canada is estimated to be around $4.5 million per year, based on IMS Health data, 2015. In addition to the above listed OTC products, the company will be adding new molecules that are at the various stages of approval with Health Canada.

Generics Product Portfolio

The Company received Notice of Compliance (NOC) from Health Canada for 41 generic molecules. These 41 molecules will comprise of 92 dosage forms across various therapeutic categories; including both chronic (long term) therapy and acute (short term) therapy. The Notice of Compliance from Health Canada provides the authorization for VANC to market and sell the generic molecules in Canada. The estimated market size for those products is $820 million based on IMS Health, 2015 source.

The status of Provincial Formulary of the Company’s products is the following:

	BC	ON	AB	QC	MB	SK
Number of molecules listed	31	28	20	29	22	17
Under Review	0	4	5	2	7	9
Non-Benefit	7	7	10	1	2	2

A full listing of the molecules and stock keeping units listed in each of the provinces of Canada can be seen at http://vancpharm.com/products/. The following table summarizes our portfolio of generic products:

Molecule Name	Presentations	Brand Reference
VAN-Alendronate	5 MG, 10 MG and 70 MG Tab	Fosamax™
VAN-Amlodipine	5 MG and 10 MG Tab	Norvasc™
VAN-Anastrozole	1 MG Tab	Arimidex™
VAN-Bicalutamide	50 MG Tab	Casodex™
VAN-Ciprofloxacin	250 MG, 500 MG and 750 MG Tab	Cipro™
VAN-Citalopram	10 MG, 20 MG, 40 MG Tab	Celexa™
VAN-Donepezil	5 MG and 10 MG Tab	Aricept™
VAN-Finasteride	5 MG Tab	Proscar™
VAN-Fluoxetine	5 MG and 20 MG Tab	Prozac™
VAN-Gabapentin	600 MG and 800 MG Tab	Neurontin™
VAN-Gabapentin	100 MG, 300 MG and 400 MG Cap	Neurontin™
VAN-Irbesartan	75 MG, 150 MG and 300 MG Tab	Avapro™
VAN-Irbesartan-HCTZ	150+12.5 MG, 300+12.5 MG and 300+25 MG Tab	Avalide™
VAN-Letrozole	2.5 MG Tab	Femara™
VAN-Levetiracetam	250 MG, 500 MG and 750 MG Tab	Keppra™
VAN-Losartan	25 MG, 50 MG and 100 MG Tab	Cozaar™
VAN-Losartan-HCTZ	50+12.5 MG and 100+25 MG Tab	Hyzaar™

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at May 8, 2017

VAN-Metformin	500 MG, 850 MG Tab	Gluocophage™
VAN-Montelukast	4 MG and 5 MG Chew Tabs	Singulair™
VAN-Montelukast	10 MG Tab	Singulair™
VAN-Mycophenolate	250 MG Tab	CellCept™
VAN-Mycophenolate	500 MG Cap	CellCept™
VAN-Olanzapine	2.5 MG, 5 MG, 7.5 MG, 10 MG and 15 MG Tab	Zyprexa™
VAN-Olanzapine ODT	5 MG, 10 MG, 15 MG and 20 MG Tab	Zyprexa Zydis™
VAN-Omeprazole	20 MG DR Tab	Losec™
VAN-Ondansetron	4 MG and 8 MG	Zofran™
VAN-Pantoprazole	40 MG Tab	Pantoloc™
VAN-Pioglitazone	15 MG, 30 MG, 45 MG Tab	Actos™
VAN-Quetiapine	25 MG, 100 MG, 200 MG, 300 MG Tab	Seroquel™
VAN-Ramipril	1.25 MG, 2.5 MG, 5 MG, 10 MG and 15 MG Cap	Altace™
VAN-Rizatriptan	5 MG and 10 MG Tab	Maxalt™
VAN-RizatriptanODT	5 MG and 10 MG Tab	Maxalt MLT™
VAN-Sertraline cap	25 MG, 50 MG and 100 MG Cap	Zoloft™
VAN-Sildenafil	25 MG, 50 MG and 100 MG Tab	Viagra™
VAN-Telmisartan	40 MG, 80 MG Tab	Micardis™
VAN-Telmisartan-HCTZ	80+12.5 MG, 80 +25 MG Tab	Micardis Plus™
VAN-Topiramate	25 MG, 100 MG, 200 MG Tab	Topamax™
VAN-Valacyclovir	500 MG Tab	Valtrex™
VAN-Zolmitriptan	2.5 MG Tab	Zoming™
VAN-Zolmitriptan-ODT	2.5 MG Tab	Zoming Raplmelt™

Future Product Pipeline

The Company is always looking to expand its product portfolio with strategic products and technologies which will complement our current products. A few products are currently filed with Health Canada for approval.

Q1 2017 CORPORATE UPDATE

•During this quarter, company has made changes to management as well as marketing and sales team.  Mr. Bob Rai has come on board as a fulltime CEO effective 1st of February 2017. Also, in February 2017, new National Sales Directors were appointed for both Eastern and Western Canada.

•National sales directors have made business proposals to big and medium size corporate banners and regional pharmacy chains. We have already succeeded in achieving a few customers which will drive revenue in near future.

•Customer relationship with the independent pharmacy community has been strengthened with the help of Mr. Rai, and two new regional (East and West) sales directors through their long term personal relationships in the industry. The Company has achieved a few new accounts in this sector for long term business.

•Our new management and sales force has reviewed our generics product portfolio and decided to focus on commercialization of those products that are most profitable and having reasonable market volumes. This exercise has led to a short list of 11 molecules comprising of 17 SKUs with total

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at May 8, 2017

market size of approximately $370 M (IMS Health-2016). The company has enough annual inventory for all these 11 molecules with a good shelf life. All these products are used in chronic therapeutic areas. Details are given in the below table:

Product Name	Strength	Therapeutic Area	Market Volume (M$) (Source: IMS Health 2016)
VAN-Amlodipine	5 mg	Antianginal Agent	79.91
	10 mg	Antianginal Agent	58.11

VAN-Fluoxetine	10 mg	Neurological	10.41
	20 mg	Neurological	33.96

VAN-Mycophenolate	250 mg	Immunosuppressive	2.04
	500 mg	Immunosuppressive	28.96

VAN-Omeprazole	20 mg	Gastroesophageal	25.67

VAN-Ondansetron	4 mg	Antiemetics	7.99
	8 mg	Antiemetics	18.80

VAN-Pioglitazone	15 mg	Endocrine	1.48
	30 mg	Endocrine	4.13
	45 mg	Endocrine	3.19

VAN-Rizatriptan	5 mg	Neurological	0.34
	10 mg	Neurological	6.10

VAN-Rizatriptan-ODT	10 mg	Neurological	11.75

VAN-Sildenafil	100 mg	Cardiovascular	67.35

VAN-Zolmitriptan-ODT	2.5 mg	Neurological	7.77

•During this quarter, the company has achieved at the end of March a listing with one of the largest national distributors for those short listed 11 molecules. This is truly a positive step for the company in the market place to make our focused products available at a national level through a major distributor. With this achievement, we expect to improve sales of generics.

•Another achievement of the company during this quarter is that one of the national banner groups has taken our product Van-Pioglitazone (15, 20 and 45 mg) exclusively for their private formulary in Alberta region. The market volume of this product for the given province is $ 1.6 M (Source: IMS Health 2016) and this corporate banner is expected to take a bigger share in that market place.

•Company continued to strengthen its affiliation with currently partnered banners. One of the major corporate banner in BC and AB added a generic molecule of VANC to their private formulary, apart

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at May 8, 2017

from their existing business with our OTC products. The expected market share of this molecule for the given region is about $2.7M (Source: IMS Health 2016).

•A major regional corporate banner in Quebec has accepted our flag ship OTC product in Feb 2017, for their private formulary, and the product is now available at their 300 plus banner stores.

•The Company started negotiations and business proposals with various types of pharmaceutical entities to bring Health Tab in conjunction with our Generic and OTC product portfolio. Our business proposals for this point of care service received positive attention from various banners and independent pharmacies. The Company is pursuing talks with all those interesting entities and expected to launch the program soon after financing.

•The Company is also negotiating with another point of care of service provider for HIV testing. The negotiations are positively at final stage and expected to get the exclusive distribution rights for Canadian market.

•The Company continues to list multiple products in Provincial formularies of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and has recently introduced additional molecules to the formularies.

•In December 2016, the Company launched the natural laxative Sennace™ and listed with national distributors at the beginning of F2017. This Made in Canada product has been accepted for provincial formulary coverage in BC and QC. The addition of this product will further augment our OTC portfolio and sales.

•The Company has ongoing market research program with the help of our new experienced sales team to choose new products.  A good number of OTC as well generic products are under review and expected to go for regulatory approvals and manufacturing in the comings months.

•Mr. Alan Arnstein to joined VANC’s Board of Directors in April – 2017. His expertise and network connections in the industry will be a strong asset for our strategic plan to build this company.

RESULTS OF OPERATIONS – THREE MONTHS ENDED MARCH 31, 2017

		Three Months Ended	Three Months Ended	Three Months Ended
	Note	March 31, 2017	March 31, 2016	December 31, 2016

		$	$
Revenue
Sales		187,608	929,750	437,625
Marketing, promotional incentives		(67,122)	(458,852)	(426,330)
Net sales		120,486	470,898	11,295

Cost of Sales		50,015	268,550	135,741

Gross Profit		70,471	202,348	(124,446)
Gross Margin as % of Net Sales		58%	43%

Expenses
Product registration and development		43,347	47,702	72,581
Selling and Marketing	7	139,219	141,696	187,123
General and administrative	8	162,895	208,944	365,082

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at May 8, 2017

	345,461	398,342	624,786
Other income (expense)
Share-based compensation	(116,974)	(516,062)	(253,851)
Write down of inventory	(340,220)	0	(291,794)
Other income	9,392	3,227	-

Net loss and comprehensive loss for the period	(722,792)	(708,829)	(1,003,083)

The Q1 Gross Margin as a % of Net Sales is 58% and has improved compared to the same quarter last year by 15% and to Q4 of 2016. This was achieved by improving the margins on certain generic products as well as promoting higher margin products. This is in line with the strategy VANC Pharmaceuticals has developed in the last quarter.

Revenue

The Company is continually developing the sales of its generic and OTC products. The gross revenue was in the amount of $ 187,608 for the three months ended March 31, 2017; Net sales were in the amount of $ 120,486 for the three months ended March 31, 2017 after deducting the cost of customer marketing and promotional incentives of $67,122 for the three months ended March 31, 2017.

The Company’s generic products portfolio forms about 46% of the gross revenue. Intense competition in this segment leads to lower margins. Currently we are selling to pharmacy chains and independent pharmacies. The Company is reviewing generic portfolio to market high margin products and at the same time striving to improve margins with our vendors.

The Company’s sale of higher margin OTC products is showing better acceptance within the medical community. Company’s OTC products are listed in the largest distributor in Canada. There has been a positive trend in the sale of OTC product from quarter to quarter.

Manufacturing

The Company does not have its own manufacturing facilities and currently relies, and expects to continue to rely, on the third party manufacturers of the product. The Company has various agreements in place to manufacturer its OTC products.

Other Operating Expenses

Management improved the disclosure on expense classification to monitor separate activities cost. Selling and Marketing expenses include all expenses related to sales personnel, selling and marketing, and distribution costs. Product registration and development includes all expenses related to acquiring new drugs, scientific consulting, regulatory fees and regulatory personnel. General and administrative cost includes expenses associated with running the day-to-day operations of the business.

Product Registration and Development Expenses

Product Registration and Development cost consists of the product registration, in-licensing, renewal of licenses, other regulatory fees and regulatory personal salaries for the total of $43,347 Product registration, in-licensing, renewal of licenses, other regulatory fees of $8,641 for the three months ended March 31, 2017 and regulatory personnel payroll of $34,706 for the three months ended March 31, 2017. We currently have one full-time regulatory personnel and one senior regulatory consultant doing the product filings process with Health Canada and other regulatory agencies to support the increased level of OTC and generic product lines.

Sales and Marketing Expenses

Sales and marketing expenses in the amount of $139,219 for the three months ended March 31, 2017. These expenses consist of sales personnel payroll cost of $85,377 for the year three months ended March 31, 2017; marketing and advertising costs in relation with the promotion of generics and OTC products to the market in amount of $33,702 for the three months ended March 31, 2017,andsales force travel and customer relations

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at May 8, 2017

expenses of $20,139 for the three months ended March 31, 2017.

The efficiencies in the Selling and Marketing expense compared to Q4 of 2017 is due to restructuring and further optimization of the Sales Force department. The Company provides free samples of OTC products as a part of market awareness strategy. The company is providing professional use only samples of the OTC products to medical doctors as part of our market awareness strategy. The total cost of the free samples is in the amount of $14,245 for the three months ended March 31, 2017 was reported as part of marketing and advertising expense.

General and administrative expenses

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
	$	$
Management and consulting fees	53,834	62,000
Payroll	20,431	14,565
Investor relations	-	22,500
Office maintenance	16,231	24,390
Legal and audit	22,670	33,709
Travel	6,838	10,423
Insurance	7,568	11,750
Rent	12,099	10,883
Filing and registration fees	14,929	15,298
Amortization	7,754	3,283
Bank service charges	541	143
	162,895	208,944

The level of general and administrative expenses did not fluctuate significantly in comparison to the previous periods. All the General and Administrative expenses are in line with the normal course of business operations.

Share-based compensation

Share-based compensation of $116,974 were recognized during three months ended March 31, 2017 (March 31, 2016 - $516,062) for stock options vested during the current period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year.

Inventory Write Down provision

Inventories are stated at net realizable value. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to Other Expense. In the current quarter, the company experienced total write-downs and write-offs of $340,220.

SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth selected consolidated data for the year ended December 31, 2016, the stub year ended December 31, 2015 and for the year ended June 30, 2015.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at May 8, 2017

	Year ended December 31, 2016	Six months ended December 31, 2015	Year ended June 30, 2015
	$	$	$
Statement of operations data:
Gross Revenue	2,461,933	561,344	5,713
Net Sales	1,013,690	150,754	5,713
Comprehensive Loss	2,613,904	1,190,414	2,200,648
Basic and Diluted Loss Per Share	(0.18)	(0.09)	(0.19)

Statement of financial position:
Total Assets	2,275,335	3,493,205	3,540,585
Total Current Liabilities	357,342	246,230	187,124
Promissory Notes	-	-	-

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2016. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Mar 2017	Dec 2016	Sept 2016	Jun 2016	Mar 2016	Dec 2015	Sep 2015	Jun 2015
	$	$	$	$	$	$	$	$
Gross revenue	187,608	437,625	639,472	455,086	929,750	449,686	111,658	5,713
Net sales	120,486	11,295	399,311	132,186	470,898	47,663	108,834	5,713
Gross profit	70,471	(124,446)	178,857	46,019	202,348	34,876	51,588	3,222
Other operating expenses	354,853	519,493	393,471	393,887	395,115	398,312	257,027	310,890
Loss before non-cash expense	265,598	643,938	214,614	347,869	192,767	363,436	196,577	307,668
Impairment of intangible assets		-	-	-	-	-	-	476,000
Write-down of inventories	340,220	291,794	-	-	-	-	-	-
Share-based compensation	116,974	67,351	99,567	239,942	516,062	278,317	352,084	384,539

Net Loss	772,793	1,003,083	314,181	587,811	708,829	641,753	548,661	1,168,207
Loss/Share	(0.05)	(0.07)	(0.03)	(0.04)	(0.04)	(0.05)	(0.04)	(0.08)
Total Assets	1,653,750	2,275,335	3,207,417	3,382,698	3,716,744	3,493,205	3,281,742	3,540,585

In Q1 of 2017 there is an improvement of loss per share by 0.02, from (0.07) per share in Q4 of 2017.

The Company commenced to commercialize its generic and OTC products during the second half of 2015.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through the issuance of common shares. The Company commenced to commercialize its generic and OTC products during the second half of 2015 but has not been able to generate positive cash flows from its operating activity yet. Management anticipate that additional financings or capital requirements to fund the current commercial operations and working capital will be

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at May 8, 2017

required to grow the business to a sustainable level.

Cash flows

Sources and Uses of Cash:

	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2017	March 31, 2016	December 31, 2016
	$	$	$
Cash used in operating activities	93,246	(731,204)	(436,385)
Cash used in investing activities	-	(4,422)	-
Cash provided by financing activities	-	225,500	-

Cash and Cash Equivalents, closing Balance	520,728	1,625,786	427,482

There is a positive cash flow of 93,246 from operating activities in Q1 of 2017 compared to negative operating cash flows of (731,204) in comparable quarter in 2016 and (436,385) in Q4 of 2016. This has been achieved through streamlining of the operations and strategic planning. There were no financing activities in Q1.

Funding Requirements

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

-the extent to which we will be commercially successful in launching our new OTC and Generic products

-to the extent of liquidation of the existing inventory of Generics and OTCs

-the size, cost and effectiveness of our sales and marketing program, distributions and marketing arrangements.

As at March 31, 2017 the Company had working capital of $1,629,131 (December 31, 2016: $1,876,976). We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the warrants exercised, if any, may not be sufficient to finance our working capital within the next 6-9 months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company’s outstanding share capital as at report date:

Reporting date

Common Shares	15,001,297
Stock Options, exercisable	507,833
Stock Warrants, exercisable	-

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at May 8, 2017

COMMITMENTS AND AGREEMENTS

Leased premises

The Company has entered contracts for leased premises, which expire on January 31, 2018. Total future minimum lease payments under these contracts are as follows:

March 31, 2017
$
within one year - 2017	35,431
within second year - 2018	3,239
38,670

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with IFRS. These accounting principles require the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of our quarterly consolidated financial statements for the three months ended March 31, 2017.

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and gross margin. Inventory valuation is based on the shelf life of the product. Provision is calculated based on the expiry date, three months or less 100% write down, three to six months 75% write down.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts and returns are made on a quarterly consolidated basis.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at May 8, 2017

dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued.

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that VANC will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue VANC business development and marketing activities. In case VANC does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business.

Development of Technological Capabilities

The market for VANC’s products is characterized by changing technology and continuing process development. The future success of Company’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company’s operations provide the products and services currently required by our customers, there can be no assurance that the Company’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render VANC’s products or services uncompetitive. If VANC needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives over 70% of its gross sales from four major national distributors for the three months ended March 31, 2017. The ability of the Company to sustain operations is dependent on the continued operation of these customers. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at May 8, 2017

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty. The Company views credit risk on cash deposits and accounts receivables as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at March 31, 2017, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $341,575.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

RELATED PARTY TRANSACTIONS

Related party transactions are shown below:

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
	$	$
Expenditures:
Management and consulting fees	33,000	62,000
Share-based payments	92,857	454,449
Rent	-	-

All related party transactions were in the normal course of business operations.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at May 8, 2017

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.

OTHER EVENTS

On January 27, 2017, the Company granted 300,000 stock options at an exercise price of $0.22 with an expiry date of January 27, 2022 to MR. Sukhwinder (Bob) Rai, CEO of the Company.

On January 27, 2017, the Company cancelled a total of 1,038,750 stock options.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate to allow timely decision-making regarding required disclosures. The Company’s CEO and CFO have concluded that information required to be disclosed in the Company’s consolidated financial statements and MD&A (the “filings”) have been disclosed and fairly presented in the filings and that processes are in place to provide them with sufficient knowledge to support such representation. However, a control system, no matter how well conceived, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The management of VANC is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

ICFR cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to error, collusion, or improper override. Due to such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis. It is possible to design into the Company’s financial reporting process safeguards to reduce, though not eliminate, this risk.

Officers and Directors

Bob Rai, CEO, Director

Eugene Beukman, CFO, Director and Secretary

David Hall, Non-Executive Director

Arun Nayyar, Director and Consultant

 Alan Arnstein, Director

Contact

VANC Pharmaceuticals Inc.

Suite 1128 – 789 West Pender Street

Vancouver, BC V6C 1H2

Tel: 604-687-2038 Fax: 604-687-3141